SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            ____________________

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934



                        MERKERT AMERICAN CORPORATION
         __________________________________________________________
                              (Name of Issuer)

                               Common Stock,
                          Par Value $.01 Per Share
        ___________________________________________________________
                      (Title of Class and Securities)

                                   590080107
         ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                          Nancy K. Jagielski, Esq.
                    Richmont Marketing Specialists Inc.
                         17855 North Dallas Parkway
                                 Suite 200
                            Dallas, Texas 75287
                               (972)349-6200

                                  Copy to:

                         Eileen Nugent Simon, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
       _____________________________________________________________
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                               April 28, 1999
       _____________________________________________________________
                       (Date of Event Which Requires
                         Filing of This Statement)


           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the
           subject of this Statement because of Rule 13d-1(b)(3) or
           (4), check the following:                ( )

           Check the following box if a fee is being paid with this
           Statement:                               ( )


                                  SCHEDULE 13D

      CUSIP No. 590080107
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Richmont Marketing Specialists Inc.

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
      _________________________________________________________________
      (3)  SEC USE ONLY
      _________________________________________________________________
      (4)  SOURCE OF FUNDS

                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER

                                           1,275,823
        NUMBER OF SHARES            ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
              EACH                         None
           REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          None
                                    ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER

                                           None
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,275,823
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )
      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           17.8%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                CO
      _________________________________________________________________



                                  SCHEDULE 13D

      CUSIP No. 590080107
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                MS Acquisition Ltd.

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
      _________________________________________________________________
      (3)  SEC USE ONLY
      _________________________________________________________________
      (4)  SOURCE OF FUNDS

                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                TEXAS
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER

                                           1,275,823
        NUMBER OF SHARES            ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
              EACH                         None
           REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          None
                                    ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER

                                           None
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,275,823
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )
      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           17.8%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                PN
      _________________________________________________________________



                                  SCHEDULE 13D

      CUSIP No. 590080107
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                MSSC Acquisition Corporation

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
      _________________________________________________________________
      (3)  SEC USE ONLY
      _________________________________________________________________
      (4)  SOURCE OF FUNDS

                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER

                                           1,275,823
        NUMBER OF SHARES            ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
              EACH                         None
           REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          None
                                    ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER

                                           None
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,275,823
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )
      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           17.8%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                CO
      _________________________________________________________________



                                  SCHEDULE 13D

      CUSIP No. 590080107
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Richmont Capital Partners I, L.P.

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
      _________________________________________________________________
      (3)  SEC USE ONLY
      _________________________________________________________________
      (4)  SOURCE OF FUNDS

                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER

                                           1,275,823
        NUMBER OF SHARES            ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
              EACH                         None
           REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          None
                                    ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER

                                           None
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,275,823
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )
      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           17.8%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                PN


                                  SCHEDULE 13D

      CUSIP No. 590080107
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                J.R. Investments Corp.

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
      _________________________________________________________________
      (3)  SEC USE ONLY
      _________________________________________________________________
      (4)  SOURCE OF FUNDS

                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER

                                           1,275,823
        NUMBER OF SHARES            ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
              EACH                         None
           REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          None
                                    ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER

                                           None
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,275,823
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )
      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           17.8%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                CO



           This statement on Schedule 13D is being filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by Richmont Marketing Specialists Inc., a Delaware corporation ("RMSI"), MS Acquisition Ltd., a Texas limited partnership ("MS Acquisition"), MSSC Acquisition Corporation, a Delaware corporation ("MSSC"), Richmont Capital Partners I, L.P., a Delaware limited partnership ("RCPI") and J.R. Investments Corp., a Delaware corporation ("JRIC") with respect to the common stock, par value $.01 per share (the "Common Stock"), of Merkert American Corporation, a Delaware corporation (the "Company").


 Item 1.   Security and Issuer

           This Schedule 13D relates to the Common Stock of the Company. The address of the principal executive office of the Company is 490 Turnpike Street, Canton, Massachusetts, 02021.


 Item 2.   Identity and Background

           (a) Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Act, this statement is being filed on behalf of (i) RMSI, a Delaware corporation; (ii) RMSI's majority shareholder, MS Acquisition, a Texas limited partnership; (iii) MS Acquisition's general partner, MSSC, a Delaware corporation; (iv) MSSC's sole shareholder, RCPI, a Delaware limited partnership; and (v) RCPI's managing general partner, JRIC, a Delaware corporation. A majority of the outstanding capital stock of JRIC is beneficially owned by John P. Rochon ("JPR"). The non-managing general partner of RCPI is New Arrow Corporation, a Delaware corporation ("New Arrow"). All of the outstanding capital stock of New Arrow is owned by Mary Kay Inc., a Delaware corporation ("MKI"), the sole shareholder of which is Mary Kay Holding Corporation, a Delaware corporation ("Mary Kay"), the majority of capital stock of which is beneficially owned by Richard R. Rogers ("RRR"). RMSI, MS Acquisition, MSSC, RCPI, JRIC, JPR, New Arrow, MKI, Mary Kay and RRR are hereinafter sometimes collectively referred to as the "Item 2 Persons."

           RMSI, MS Acquisition, MSSC, RCPI, JRIC, JPR, New Arrow, MKI, Mary Kay and RRR hereby disclaim beneficial ownership of any shares of the Common Stock which may be voted by RMSI, and the filing of this statement shall not be construed as an admission that the Item 2 Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any such shares of Common Stock.

           (b) - (c)

           RMSI

           RMSI is a Delaware corporation, the principal business of which is serving as a holding company for its operating subsidiaries, which operate as food brokers for manufacturers of consumer goods and products. Information with respect to MS Acquisition, its majority shareholder, is set forth below. The principal business address of RMSI, which also serves as its principal office, is 17855 North Dallas Parkway, Suite 200, Dallas, Texas 75287. Information with respect to the executive officers and directors of RMSI is set forth in Schedule I attached hereto.

           MS Acquisition

           MS Acquisition is a Texas limited partnership, the principal business of which is to own and manage its investment in the equity securities of RMSI. The principal business address of MS Acquisition, which also serves as its principal office, is 17855 North Dallas Parkway, Suite 200, Dallas, Texas 75287. Information with respect to MSSC, the sole general partner of MS Acquisition, is set forth below.

           MSSC

           MSSC is a Delaware corporation, the principal business of which is serving as the general partner of MS Acquisition. Information with respect to RCPI, MSSC's sole shareholder, is set forth below. The principal business address of MSSC, which also serves as its principal office, is 17855 North Dallas Parkway, Suite 200, Dallas, Texas 75287. Information with respect to the executive officers and directors of MSSC is set forth in Schedule I attached hereto.

           RCPI

           RCPI is a Delaware limited partnership, the principal business of which is the management of Mary Kay's investments in marketable securities. The principal business address of RCPI, which also serves as its principal office, is 4300 Westgrove, Dallas, Texas 75248. Information with respect to JRIC and New Arrow, the two general partners of RCPI, is set forth below.

           JRIC

           JRIC is a Delaware corporation, the principal business of which is serving as the managing general partner of RCPI. Information with respect to JPR, JRIC's majority shareholder, is set forth below. The principal business address of JRIC, which also serves as its principal office, is 4300 Westgrove, Dallas, Texas 75248. Information with respect to the executive officers and directors of JRIC is set forth in Schedule I attached hereto.

           JPR

           JPR's present principal occupation or employment is serving as President, Chief Executive Officer and Director of Mary Kay. JPR's business address is 16251 Dallas Parkway, Addison, Texas 75001.

           New Arrow

           New Arrow is a Delaware corporation, the principal business of which is serving as the non-managing general partner of RCPI. Information with respect to MKI, New Arrow's sole shareholder, is set forth below. The principal business address of New Arrow, which also serves as its principal office, is 4300 Westgrove, Dallas, Texas 75248. Information with respect to the executive officers and directors of New Arrow is set forth in
 Schedule I attached hereto.

           MKI

           MKI is a Delaware corporation, the principal business of which is the production and distribution of cosmetics, toiletries and related products. Information with respect to Mary Kay, MKI's sole shareholder, is set forth below. The principal business address of MKI, which also serves as its principal office, is 16251 Dallas Parkway, Addison, Texas 75001. Information with respect to the executive officers and directors of MKI is set forth in Schedule I attached hereto.

           Mary Kay

           Mary Kay is a Delaware corporation that was organized in 1985 for the purpose of acquiring all the capital stock of MKI. Since such acquisition, Mary Kay has carried on substantially all its business activities through MKI. Information with respect to RRR, Mary Kay's majority shareholder, is set forth below. The principal business address of Mary Kay, which also serves as its principal office, is 16251 Dallas Parkway, Addison, Texas 75001. Information with respect to the executive officers and directors of Mary Kay is set forth in Schedule I attached hereto.

           RRR

           RRR's present principal occupation or employment is serving as Chairman of the Board of Mary Kay. RRR's business address is 4300 Westgrove, Dallas, Texas 75248.

      (d)-(e) None of the Item 2 Persons and none of the executive officers, controlling persons and directors of the Item 2 Persons including, without limitation, the persons identified on Schedule I hereto, has, during the last five years, (i) ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) All of the Item 2 Persons that are individuals and all persons listed on Schedule I hereto are citizens of the United States.


 Item 3.   Source and Amount of Funds or Other Consideration

           Pursuant to the terms of that certain Voting Agreement, dated as of April 28, 1999, (the "Voting Agreement") between RMSI and Monroe & Company II, LLC, Joseph T. Casey, Glenn F. Gillam, Douglas H. Holstein, Gerald R. Leonard, Sidney D. Rogers, Jr. and Thomas R. Studer (collectively, the "Merkert Parties"), RMSI has been granted an irrevocable proxy, coupled with an interest, from the following Merkert Parties to vote their respective shares of Common Stock solely in the certain circumstances described below:

 Grantor                       Shares
 -------                       ------

 Monroe & Company II, LLC      1,073,027 shares of Common Stock

 Joseph T. Casey                       0 shares of Common Stock

 Glenn F. Gillam                   4,325 shares of Common Stock

 Douglas H. Holstein              10,000 shares of Common Stock

 Gerald R. Leonard               181,392 shares of Common Stock

 Sidney D. Rogers, Jr.             5,079 shares of Common Stock

 Thomas R. Studer                  2,000 shares of Common Stock


 Pursuant to the terms of the Voting Agreement, RMSI may vote such shares of Common Stock:

 (i) in favor of the merger of RMSI with and into the Company (the "Merger"), the execution and delivery of that certain Agreement and Plan of Merger, dated as of April 28, 1999, by and among the Company, RMSI, MS Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt (the "Merger Agreement") and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; and

 (ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (2) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries; (3)(a) any change in the majority of the board of directors of the Company or any of its subsidiaries; (b) any material change in the present capitalization of the Company or any of its subsidiaries or any amendment of the Certificate of Incorporation or similar governing document of the Company or any of its subsidiaries; (c) any other material change in the corporate structure or business of the Company or any of its subsidiaries; or (d) any other action, which, in the case of each of the matters referred to in clauses
 (a), (b), (c) or (d) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the contemplated economic benefits to RMSI of the Merger or the transactions contemplated by the Merger Agreement or the Voting Agreement.

           Other than as set forth above, the Item 2 Persons possess no rights or powers to vote, direct the voting of, dispose or direct the disposition of the Common Stock.

 (The foregoing voting rights granted to RMSI pursuant to the terms of the Voting Agreement may hereinafter be referred to collectively as the "Voting Rights").


 Item 4.   Purpose of Transaction.

           The Voting Agreement was entered into in connection with the Merger Agreement. The purpose of entering into the Voting Agreement and providing RMSI with the Voting Rights was to facilitate the Merger. Pursuant to the terms of the Merger Agreement and upon consummation of the Merger, among other things:

 (i) RMSI shareholders, including MS Acquisition, will exchange all of their shares of RMSI common stock in return for approximately 6,705,551 shares of the Common Stock, which, in the aggregate, will represent approximately 48.3% of the issued and outstanding shares of such Common Stock;

 (ii) MS Acquisition will possess the right to appoint five of the nine initial directors of the Company following the Merger, one of whom shall be an independent director whose appointment shall be reasonably acceptable to the Company; and

 (iii) Pursuant to the charter amendment to be voted on by the Company's shareholders in connection with the Merger, Directors of the Company will serve three year terms; provided however, that the nine directors of the Company will be classified, with respect to the initial term for which they hold office, into three classes as follows: three in Class I who will serve for an initial term expiring at the annual meeting of stockholders to be held following the Company's 1999 fiscal year; three in Class II who will serve for an initial term expiring at the annual meeting of the stockholders to be held following the Company's 2000 fiscal year; and three in Class III who will serve for an initial term expiring at the annual meeting of stockholders to be held following the Company's 2001 fiscal year.

           Under the terms and conditions of the Voting Agreement, the Merkert Parties have agreed to not, directly or indirectly: (i) except pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Common Stock, except that Monroe & Company II, LLC may distribute its Common Stock to its members so long as such distributees agree to be bound by the terms of the Voting Agreement; (ii) except as contemplated by the Voting Agreement and the Merger Agreement, grant any proxies or powers of attorney, deposit any such Common Stock into a voting trust or enter into a voting agreement with respect to any of the Common Stock; or (iii) take any action that would make any representation or warranty contained in the Voting Agreement untrue or incorrect or have the effect of preventing, restricting or disabling such Merkert Party from performing its obligations under the Voting Agreement.

           The Item 2 Persons may buy or sell additional shares of Common Stock in the open market or otherwise on such terms and at such times as the Item 2 Persons consider desirable and to the extent permitted by the Merger Agreement and the Voting Agreement. Any decision by the Item 2 Persons to increase, decrease or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions.

           Except as set forth above and as provided in the Merger Agreement, RMSI, MS Acquisition, MSSC, RCPI and JRIC have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

 Item 5.   Interest in the Securities of the Issuer.

 (a)-(b)

           RMSI

           The aggregate number of shares of the Common Stock that RMSI has the sole power to vote or to direct the vote of (and as a result, may, under Rule 13d-3 under the Act, be deemed the beneficial owner of) is 1,275,823, which constitutes approximately 17.8% of the 7,172,300 shares of such Common Stock outstanding as of March 29, 1999, as disclosed in the Company's Annual Report on Form 10-K dated March 31, 1999, for the year ended December 31, 1998.

           All Other Item 2 Persons

           Because of their direct or indirect ownership of the majority of the capital stock of RMSI, all other Item 2 Persons may be deemed as possessing the sole power to vote or to direct the vote of (and as a result, may, under Rule 13d-3 under the Act, be deemed the beneficial owner
 of) 1,275,823 shares of Common Stock, which constitutes approximately 17.8% of the 7,172,300 shares of such Common Stock outstanding as of March 29, 1999, as disclosed in the Company's Annual Report on Form 10-K dated March 31, 1999, for the year ended December 31, 1998. However, all such Item 2 Persons (including RMSI) disclaim beneficial ownership of such shares of Common Stock.

           Other than with respect to the Voting Rights, the Item 2 Persons possess no powers, rights or privileges with respect to the Common Stock. All other powers, rights and privileges with respect to the Common Stock remain with the Merkert Parties to the Voting Agreement, including the right to vote on all matters unrelated to the Merger, as well as the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

 (c) As described in Items 3 and 4 of this Schedule 13D, RMSI entered into the Voting Agreement and RMSI and MS Acquisition entered into the Merger Agreement within the last sixty (60) days.


 (d) Other than with respect to the Voting Rights, the Item 2 Persons possess no powers, rights or privileges with respect to the Common Stock. All other powers, rights and privileges with respect to the Common Stock remain with the Merkert Parties to the Voting Agreement, including the right to vote on all matters unrelated to the Merger as well as the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.


 (e)       Not Applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           RMSI is a party to the Voting Agreement. In addition to its Voting Rights with respect to the Common Stock, RMSI possesses Voting Rights with respect to 324,510 shares of the Company's restricted common stock, which is convertible, in certain instances, on a 1:1 basis into shares of Common Stock. As a result of such Voting Rights, RMSI, and the other Item 2 Persons (because of their direct or indirect ownership of the majority of the capital stock of RMSI), may be deemed as possessing the sole power to vote or to direct the vote of (and as a result, may, under Rule 13d-3 under the Act, be deemed the beneficial owner of) such shares of restricted common stock. However, all such Item 2 Persons (including RMSI) disclaim beneficial ownership of such shares of restricted common stock, and other than with respect to the Voting Rights, the Item 2 Persons possess no powers, rights or privileges with respect to such restricted common stock. All other powers, rights and privileges with respect to such restricted common stock remain with the Merkert Parties to the Voting Agreement, including the right to vote on all matters unrelated to the Merger, as well as the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

           RMSI and MS Acquisition are parties to the Merger Agreement.

           Pursuant to the terms of the Merger Agreement, it is contemplated that, upon consummation of the Merger, MS Acquisition will become a party to that certain Post-Merger Voting Agreement, by and among MS Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey, Jeffrey A. Watt, Monroe & Company, LLC and JLM Management Company, LLC pursuant to which the parties to such agreement will agree to vote in favor of those candidates for Director of the Company nominated by MS Acquisition.

           Item 7.   Material to be Filed as Exhibits.


 Exhibit I      - -  Joint Filing Agreement among RMSI, MS Acquisition,
                     MSSC, RCPI and JRIC.

 Exhibit II     - -  Voting Agreement, dated as of April 28, 1999, between
                     RMSI, Monroe & Company II, LLC, Joseph T. Casey, Glenn
                     F. Gillam, Douglas H. Holstein, Gerald R. Leonard, Sidney D. Rogers, Jr. and Thomas R. Studer.

 Exhibit III    - -  Agreement and Plan of Merger, dated as of April 28,
                     1999, by and among the Company, RMSI, MS Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt.

 Exhibit IV     - -  Form of Certificate of Merger and Exhibit A to
                     Certificate of Merger.

 Exhibit V      - -  Post-Merger Voting Agreement, by and among MS
                     Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary
                     R. Guffey, Jeffrey A. Watt, Monroe & Company, LLC and JLM Management Company, LLC.


                                 Schedule I

 Name of Individual       Present Principal Occupation

 Richard R. Rogers(1)     Chairman of the Board and Director of Mary Kay

 John P. Rochon           Chairman of the Board of Directors of RMSI; Chief
                          Executive Officer, Chairman and Director of MSSC;
                          Director and President of JRIC; Director, Chief
                          Executive Officer, and President of New Arrow;
                          Director and Chairman of the Board of MKI;
                          Director, Chief Executive Officer, and President of Mary Kay

 Ronald D. Pedersen(2)    President, Chief Executive Officer and Director of
                          RMSI

 Timothy M. Byrd          Chief Administrative Officer, Assistant Treasurer
                          and Director of RMSI; Vice President and Treasurer of MSSC; Vice President, Chief Financial Officer and Treasurer of JRIC; Director, Chief Financial
                          Officer, and Treasurer of New Arrow; Chief
                          Financial Officer, and Treasurer of Mary Kay

 Nick G. Bouras           Vice President, Assistant Secretary and Director
                          of RMSI; Vice President of MSSC; Vice President of
                          JRIC; Director, Vice President, and Assistant
                          Secretary of New Arrow

 Bruce A. Butler(2)       Executive Vice President and Director of RMSI

 Jeffrey B. Hill(2)       Executive Vice President and Director of RMSI

 Ronald L. Smith(2)       Executive Vice President, Chief Financial Officer
                          and Assistant Treasurer of RMSI

 Richard Silvers(2)       Executive Vice President and Chief Information
                          Officer of RMSI

 Carrine K. Reilly(2)     Vice President, Treasurer and Assistant Secretary
                          of RMSI

 Nancy K. Jagielski(2)    Secretary and General Counsel of RMSI

 Mary Kay Ash             Chairman Emeritus of the Board of MKI

 Sheila O'Connell Cooper  Director, Executive Vice President of Global Legal
                          and Human Resources, General Counsel, and
                          Secretary of MKI

 Richard C. Bartlett      Vice Chairman of Mary Kay

 Thomas Whatley           President, U.S. Operations of MKI

 Dennis M. Greaney        Executive Vice President, Global Product
                          Technology of MKI

 A. Raymond Patrick       Executive Vice President, Global Sales Operations
                          Support of MKI

 Julie Rasmussen          President, European Region and Sales Promotion of
                          MKI

 Ashok Pahwa              Senior Vice President, Global Marketing, and Sales
                          Promotion of MKI

 David B. Holl            Director, Senior Vice President, and Chief
                          Financial Officer of MKI

 Thomas J. Reynolds       Director of RMSI and Vice President of New Arrow

 Terry Smith              Treasurer of MKI

 Sharon M. Drobeck        Vice President and Controller of Mary Kay

 Rodger Bogardus          Senior Vice President, Research and Development of
                          Mary Kay

 Christal Fisher          Vice President, Product Quality Regulatory Affairs
                          of Mary Kay

 R. Bradley Glendening    Secretary of New Arrow; General Counsel, and
                          Secretary of Mary Kay

 Alan Tompkins            Secretary of MSSC; Secretary of JRIC


           (1) The business address for this person is 4300 Westgrove, Dallas, Texas 75248.

           (2) The business address for these persons is 17855 North Dallas Parkway, Suite 200, Dallas, Texas, 75287.

           The business address for all other persons named above is 16251 Dallas Parkway, Addison, Texas 75001.


                                 SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


 Dated:  May 7, 1999               RICHMONT MARKETING
                                   SPECIALISTS INC.


                               By: /s/ Nick Bouras
                                   ________________________
                               Name: Nick Bouras
                               Title: Vice President


                                   MS ACQUISITION LTD.

                               By: MSSC Acquisition Corporation,
                                   General Partner


                               By:         *
                                   ____________________________
                               Name:
                               Title:


                                    MSSC ACQUISITION CORPORATION


                               By:         *
                                   _____________________________
                               Name:
                               Title:


                                    RICHMONT CAPITAL PARTNERS I, L.P.

                               By: J.R. Investments Corp.,
                                   Managing General Partner

                               By:         *
                                   _______________________________
                               Name:
                               Title:


                                    J.R. INVESTMENTS CORP.


                               By:         *
                                  _______________________________
                               Name:
                               Title:


                             * By: RICHMONT MARKETING
                                   SPECIALISTS INC.

                                   Attorney-in-fact


                               By: /s/ Nick Bouras
                                   _____________________________
                               Name:  Nick Bouras
                               Title: Vice President



                               EXHIBIT INDEX


 Exhibit I  -   Joint Filing Agreement among RMSI, MS Acquisition,
                MSSC, RCPI and JRIC

 Exhibit II Voting Agreement, dated as of April 28, 1999, between RMSI, Monroe & Company II, LLC,
                Joseph T. Casey, Glenn F. Gillam, Douglas H.
                Holstein, Gerald R. Leonard, Sidney D.
                Rogers, Jr. and Thomas R. Studer

 Exhibit III Agreement and Plan of Merger, dated as of April 28, 1999, by and among the Company, RMSI, MS Acquisition, Ronald D. Pedersen,
                Bruce A. Butler, Gary R. Guffey and Jeffrey
                A. Watt

 Exhibit IV -   Form of Certificate of Merger and Exhibit A to
                Certificate of Merger

 Exhibit V -    Post-Merger Voting Agreement, by and among MS
                Acquisition, Ronald D. Pedersen, Bruce A.
                Butler, Gary R. Guffey, Jeffrey A. Watt,
                Monroe & Company, LLC and JLM Management
                Company, LLC